SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)

     MACKENZIE PATTERSON , INC.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Howard Kaplan                                   Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                       Derenthal & Dannhauser
1640 School Street                              One Post Street, Suite 575
Moraga, California  94556                       San Francisco, California  94104
(925) 631-9100                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

           Transaction                                    Amount of
           Valuation*                                     Filing Fee

            $262,500                                        $52.50

* For purposes of calculating the filing fee only. Assumes the purchase of 2,500 Units at a purchase price equal to $105 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $52.50
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidders
         Date Filed: October 30, 2001




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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO filed October 30, 2001 by MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P. (collectively the "Purchasers") to purchase up to 2,500 Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Issuer"), is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

         The Expiration Date has been extended from December 7, 2001 to December 31, 2001.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(5)   Form of Letter to Unit holders dated November 28, 2001

         (a)(6)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 27, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President




















                                       2
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                                  EXHIBIT INDEX


Exhibit      Description                                                 Page


(a)(5)       Form of Letter to Unit holders dated November 28, 2001

(a)(6)       Press Release